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SECU[illegible]MMISSION

RECEIVED
MAR - 3 2003

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47035

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 AND ENDING December 31, 2002

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Betzold Research & Trading, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 West Madison, Suite 350
(No. and Street)

Chicago	IL	60661
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James V. Lorentsen — 312-521-1000
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe, Chizek and Company LLP
(Name - *if individual, state last, first, middle name*)

One Mid America Plaza, Suite 700, P.O. Box 3697	Oak Brook	IL	60522-3697
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James V. Lorentsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Betzold Research & Trading, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer
Title

"OFFICIAL SEAL"
NOTARY PUBLIC STATE OF ILLINOIS
DAVID F. WILDING
COMMISSION EXPIRES 10/09/06

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition (Statement of Cash Flows).
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BETZOLD RESEARCH & TRADING, INC.
Chicago, Illinois

STATEMENT OF FINANCIAL CONDITION
December 31, 2002

This report is filed pursuant to Rule 17a-5(e) under the Securities and Exchange Act of 1934 as a Public Document

BETZOLD RESEARCH & TRADING, INC.
Chicago, Illinois

STATEMENT OF FINANCIAL CONDITION
December 31, 2002

CONTENTS

CROWE CHIZEK

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Betzold Research & Trading, Inc.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Betzold Research & Trading, Inc. as of December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Betzold Research & Trading, Inc. as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Crowe, Chizek and Company LLP

Crowe, Chizek and Company LLP

Oak Brook, Illinois
January 31, 2003

BETZOLD RESEARCH & TRADING, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS	
Cash	$ 745,611
Deposit with clearing broker	100,000
Securities owned, at market value	99,568,210
Due from broker-dealers and clearing broker	19,508,675
Other receivables	981,851
Furniture, equipment, and leasehold improvements, net	2,259,503
Prepaid expenses and other assets	139,047
Total assets	$ 123,302,897
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Securities sold under agreements to repurchase	$ 63,413,880
Securities sold, not yet purchased, at market value	41,866,250
Capital lease obligations	894,952
Accounts payable, accrued compensation and payroll taxes, and other accrued expenses and liabilities	9,166,585
Total liabilities	115,341,667
Stockholders' equity	
Common stock	
Class A, voting, no par value; 1,000,000 shares authorized; 600,000 shares issued and outstanding	672,405
Class A, nonvoting, no par value; 1,000,000 shares authorized; no shares issued and outstanding	-
Retained earnings	7,288,825
Total stockholders' equity	7,961,230
Total liabilities and stockholders' equity	$ 123,302,897

See accompanying notes to financial statement.

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations: Betzold Research & Trading, Inc. (the Company) is an Illinois corporation formed on March 2, 1994 for the purpose of conducting business as a broker-dealer in fixed income securities. Its customers are comprised primarily of banks and other financial institutions located throughout the United States. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National Association of Securities Dealers.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The following is a summary of the Company's significant accounting policies:

Use of Estimates: In preparing the financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the reported amounts in the financial statements and the disclosures provided. Actual results could differ from those estimates.

Securities Transactions: Proprietary securities transactions, commission revenue, and related expenses are recorded on a trade-date basis. Securities owned are valued at market with the resulting net unrealized gains and losses included in earnings of the current period. Market value is based on market prices or, if no such information is available, on the term and rate of the security and information about the issuer.

Derivatives: Derivatives are recorded at fair value. Unless formally designated as a hedge qualifying for special accounting treatment under Statement of Financial Accounting Standards No. 133, *Accounting for Derivatives and Hedging Activities* (Statement 133), changes in the fair value of derivatives are recorded in the statement of income. The Company has not formally designated its derivatives as hedges qualifying for the special accounting treatment under Statement 133.

(Continued)

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Repurchase Agreements: Sales of securities under agreements to repurchase ("repurchase agreements") are treated as collateralized financing transactions and are recorded at their contracted repurchase amounts.

Securities Sold, Not Yet Purchased: Securities sold, not yet purchased are used to manage market risk, primarily due to fluctuations in interest rates, in the Company's securities portfolio. Securities sold, not yet purchased transactions are recorded on the trade-date basis, and interest expense is recorded on the accrual basis. Gains and losses on securities sold, not yet purchased are generally offset by corresponding gains and losses in the securities inventory. All securities sold, not yet purchased at December 31, 2002 are mortgage-backed securities.

Furniture, Equipment, and Leasehold Improvements: Furniture, equipment, and leasehold improvements are stated at cost, net of accumulated depreciation. Furniture and equipment is depreciated using accelerated or straight-line methods over estimated useful lives. Leasehold improvements are depreciated on the straight-line method over the lesser of estimated useful lives or the lease term.

Income Taxes: The Company, with the consent of its stockholders, has elected to be taxed under sections of the federal and state income tax laws which provide that in lieu of corporation income taxes, the stockholders separately account for their pro rata share of the Company's items of income, deductions, losses, and credits. Therefore, the financial statements for the periods covered by this election do not include a provision for federal income taxes.

NOTE 2 - SECURITIES OWNED

Securities owned, at market values at December 31, 2002, are summarized as follows:

Collateralized mortgage obligations	$ 301,232
Mortgage-backed securities	94,910,572
State and municipal obligations	4,356,406
	$ 99,568,210

(Continued)

NOTE 3 - FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Year-end furniture, equipment, and leasehold improvements were as follows:

Leasehold improvements	$ 1,297,834
Furniture and equipment	1,534,355
	2,832,189
Less: Accumulated depreciation	572,686
	$ 2,259,503

NOTE 4 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

The Company has entered into master repurchase agreements with financial service companies. Under these agreements, the Company is allowed to sell up to $125,000,000 of securities under agreements to repurchase. Amounts received under these agreements represent short-term financing arrangements. The agreements are collateralized by securities with a market value of approximately $64,200,000 at December 31, 2002. The Company reports the securities it has pledged as collateral on secured borrowings as assets on the statement of financial condition because the secured party cannot sell or repledge the securities and the Company can substitute collateral or otherwise redeem it on short notice. These agreements bear interest at a variable market rate and have an open maturity date.

NOTE 5 - CAPITAL LEASE OBLIGATIONS

In 2002, the Company entered into capital lease agreements to finance the acquisition of approximately $930,000 of furniture, equipment, and leasehold improvements. The lease agreements allow the Company to purchase the leased assets at the end of the lease term for $1. Accordingly, the Company has included the leased assets as furniture, equipment, and leasehold improvements on the statement of financial position.

Lease payments are due monthly. The effective interest rate on capital lease obligations is approximately 7.55%.

(Continued)

NOTE 5 - CAPITAL LEASE OBLIGATIONS (Continued)

Future minimum payments on the capital leases are as follows:

2003	$ 322,076
2004	328,760
2005	330,178
2006	94,281
	1,075,295
Amount representing interest	(180,343)
Present value of net minimum lease payments	$ 894,952

NOTE 6 - DERIVATIVES AND HEDGING ACTIVITIES

Together with securities sold, not yet purchased, the Company uses derivative financial instruments to hedge market risk, primarily due to fluctuations in interest rates, in its securities inventory. To hedge interest rate exposure in its securities inventory, the Company uses exchange traded futures and options contracts that contain varying degrees of off-balance-sheet risk. The Company does not expect any material losses relating to such derivative instruments and securities sold, not yet purchased, that would not be offset with corresponding gains on securities hedged. At December 31, 2002, derivatives consist of financial future contracts to purchase $9,000,000 of five-year U.S. Treasury notes to be issued in March 2003. The fair value of these derivatives, included in other liabilities on the statement of financial condition, was $156,406 at December 31, 2002.

NOTE 7 - PROFIT SHARING PLAN

The Company has a 401(k) profit sharing plan that covers substantially all employees. The 401(k) feature was added to the plan in 2002. Company contributions are charged to expense and are made at the discretion of the Board of Directors. Eligible employees may also contribute amounts to the plan subject to the applicable 401(k) limitations.

(Continued)

NOTE 8 - RELATED PARTY TRANSACTIONS

In 2002, the Company provided a $4,000,000 unsecured line of credit to its Chief Executive Officer, who is also the majority stockholder of the Company. The line of credit matures on December 31, 2005 and bears interest at 2.48%. The line of credit had a zero balance at December 31, 2002.

Betzold Investment Group, Inc. (BIG) and the Company have common ownership. BIG is a registered investment advisor that provides investment advice to financial institutions such as thrifts, banks, insurance companies, and credit unions. At December 31, 2002, The Company had a non-interest-bearing payable to BIG for $217,247.

NOTE 9 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under this rule, the Company is required to maintain net capital equivalent to $100,000 or 6 2/3% of aggregate indebtedness, whichever is greater. The net capital rule may effectively restrict the payment of cash distributions to stockholders.

The Company's capital position at December 31, 2002 is summarized below:

Net capital	$ 3,271,073
Net capital requirement	329,343
Excess net capital	$ 2,941,730
Aggregate indebtedness to net capital	1.51 to 1

NOTE 10 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The Company's financial instruments are carried at fair value or at amounts that approximate fair value. Cash and accrued interest receivable are generally short-term and are typically liquidated at their carrying values. Securities owned and securities sold, not yet purchased are carried at fair value. Repurchase agreements are carried at contract amounts plus accrued interest that approximate fair value due to their variable rates and short maturity. Derivative instruments are carried at fair value.

(Continued)

NOTE 11 - OFF-BALANCE-SHEET RISK

As discussed in Note 1, securities transactions for the customers of the Company are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

NOTE 12 - STOCKHOLDER AGREEMENT

An agreement exists among the stockholders that sets forth the procedures for purchase of stock by other stockholders or, in certain circumstances, the Company and the basis of valuation of these shares in the event of a sale.

NOTE 13 - COMMITMENTS AND CONTINGENCIES

The Company moved its main office from Itasca, Illinois to downtown Chicago in 2002. The Itasca office lease expired in 2002. The lease for the Chicago office expires on May 31, 2013. The Company also has a five-year renewal option at the fair market lease rate at that time. In addition to basic rent, the Company is also charged for its proportionate share of the building's real estate taxes and operating expenses.

The Company accounts for office rent expense on the straight-line basis over the noncancelable term of the lease. Rental payments on the Chicago lease begin in September 2003. Deferred rent payments, included in other liabilities on the statement of financial condition, were $35,356 at December 31, 2002.

Noncancelable rent payments for the Chicago office, assuming charges for property taxes and other operating costs at current levels, are as follows:

2003	$ 139,955
2004	425,661
2005	432,859
2006	440,195
2007	447,789
Thereafter	2,568,351
Total	$ 4,454,810

(Continued)

NOTE 13 - COMMITMENTS AND CONTINGENCIES (Continued)

The Company is required to maintain a $100,000 deposit with its clearing broker-dealer.

In October 2002, the Company and its Chief Executive Officer (CEO) filed for arbitration to settle certain disputes with two of the Company's three minority shareholders. The three minority shareholders then filed a joint suit against the Company, its corporate affiliates, and the Company's CEO. Among other things, the minority shareholders' suit asks the Court to stay the arbitration proceedings and alleges that the Company has not been managed in the appropriate interests of the minority shareholders. The suit also seeks statutory shareholder remedies as well as damages in excess of $3 million.

Management of the Company believes the claims of the minority shareholders are without merit. The Company and its CEO intend to amend the arbitration petition to include the third minority shareholder. The Company and its CEO intend to contest the minority shareholders' claims vigorously, and management does not expect the settlement of this matter to have a material effect, if any, on the Company's financial condition.